Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

November 4, 2013

VIA EDGAR

Jan Woo
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Pulse Network, Inc. Form 10-K for the Fiscal Year Ended March 31, 2013 Filed July 1, 2013 Amendment No. 1 to Current Report on Form 8-K Filed July 11, 2013 File No. 000-54741

Dear Ms. Woo:

Pursuant to the staff’s comment letter dated August 6, 2013, we respectfully submit this letter on behalf of our client, the Pulse Network, Inc. a Nevada corporation (the “Company”).

Amendment No. 1 to the Company’s Form 10-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about November 4, 2013. Additionally, where the staff’s comments also relate to the reference Form 8-K in the subject line the staff’s August 6, 2013 letter, the Company has also made corresponding change in an Amendment No. 2 to the Company’s referenced Form 8-K, also filed on or about November 4, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form 8-K and Amendment No. 1 to Form 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2013

General

1. We note that your Form 10-K for the fiscal year ended March 31, 2013 does not reflect the comments we issued in our letter dated June 4, 2013 in connection with the Form 8-K filed on March 29, 2013. Please file an amended Form 10-K to incorporate any changes that you have made to the Form 8-K in response to our prior comments.

Company response: Please see the changes made to pages 5 and 7 of the Form 10-K. The Company has checked the changes made to its Form 8-K in Amendment No. 1 to its Form 8-K and found two changes applicable to the Form 10-K. Those two changes have been made to the Amendment No. 1 to Form 10-K. Please see the changes made to pages 5 and 7 of the Form 10-K.

Item 1. Business, page 3

General

2. Please refer to prior comment 2 and provide us with supplemental materials that support your belief that you are “a leader in producing events” and that the Exgenex registration system is “industry-leading.” Alternatively, revise your disclosure to limit the claims concerning your competitive position in the industry. To the extent material, please revise to discuss the competitive business conditions and your competitive position in the industry and methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

Company response: The Company has removed reference to its subjective belief that it is a leader is producing engaging events and conferences. Please see page 7 of the Form 8-K and page 6 of the Form 10-K.

3. We note your response to prior comment 6 but it is unclear why you believe that the company is “not presently dependent upon the customer accounting for 11% of its revenue” in 2012. We note that you also had a customer in 2013 that accounted for approximately 13% of your total revenue. To the extent that these customers are material, it appears that you should provide a discussion of any agreements or arrangements with these customers and any resultant risk to investors. Please tell us, with a view toward disclosure, whether these significant customers in 2012 and 2013 are the same and provide us with a quantitative and qualitative analysis supporting your belief that these customers or any agreements with these customers are not material such that additional disclosure is not required.

Company response: The Company has added a risk factor to page 8 of the Form 8-K, disclosing the risk of having on one customer from whom 11% of revenue is derived. Additionally, the Company has added similar disclosure to its Results of Operations section on page 10 of its Form 10-K.

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters Market Information

Purchases of Equity Securities by the Registrant and Affiliated Purchasers, page 9

4. You state that you did not purchase any of your shares of common stock during the fiscal year ended March 31, 2013. However, we note your disclosure in the Form 8-K that you redeemed certain of Mr. Mohamed Ayad’s shares pursuant to a Stock Purchase Agreement dated March 29, 2013. Please revise to ensure your disclosure is consistent in this regard, or tell us why you believe your existing disclosure is accurate.

Company response: The Company has added disclosure regarding its share repurchase from Mr. Ayad to page 9 of the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

5. Please disclose in the Form 10-K as you do in response to prior comment 7 that you “require approximately $1,000,000 in funding to conduct [y]our operations for one year” and that you currently have no plan as to who will raise those funds.

Company response: The Company has added disclosure regarding its need to raise approximately $1,000,000 to the Liquidity and Capital Resources section on page 11 of the From 10-K.

6. We note that your response to prior comment 12 does not disclose the balance on your line of credit with Boston Private Bank & Trust nor does it discuss the three-year term loan in the amount of $350,000 that was previously disclosed in Exhibit 99.1 of your Form 8-K. Please revise to include this information and tell us why you have not filed the agreement pursuant to Item 601(b)(10) of Regulation S-K.

Company response: The Company has disclosed the balances on the loan on page 17 of the Form 8-K and on page 21, under Note 6 to the financial statements in the Form 10-K. A .pdf version of the executed loan agreement has been attached as Exhibit 10.8 to the Form 8-K. The Company will file a text searchable version of the loan agreement by way of amendment to the Form 8-K.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 22

7. Please revise the disclosure in this section in your amended Form 10-K to address the following:

•	Revise the reference to internal controls and procedures in the first sentence to “disclosure controls and procedures.”

Company response: The Company has made the requested change to its disclosure on page 22 of the Form 10-K.

•
We note the statement that “disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared.” (Emph. added). In your amended Form 10-K, please revise the italicized part to be consistent with the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). In this regard, please state, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Company response: The Company has made the requested change to its disclosure on page 22 of the Form 10-K.

Management’s Annual Report on Internal Control over Financial Reporting, page 22

8. We note your conclusion which states, “during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.” Please note that pursuant to Item 308(a)(3) of Regulation S-K, management’s conclusion on its assessment of the effectiveness of internal control over financial reporting is required as of the end of the most recent fiscal year. Please revise the disclosure in your amended Form 10-K to state, if true, that as of March 31, 2013, management concluded that your internal control over financing reporting was not effective.

Company response: The Company has made the requested change to its disclosure on page 22 of the Form 10-K.

Item 11. Executive Compensation

Employment Agreements, page 26

9. Please describe what you mean by club membership costs and tell us what consideration you have given to disclosing this information in the summary compensation table as a perquisite. See Item 402(n)(2)(ix) of Regulation S-K.

Company response: The Company has made the requested disclosure to page 26 of the Form 10-K and page 22 of the Form 8-K. The Company did not disclose this information in the summary compensation table as a perquisite because the costs had not been paid during the year ended March 31, 2013.

Certain Relationships and Related Transactions, and Director Independence, page 28

10. Please refer to prior comment 15 and disclose the information required by Item 404(a) of Regulation S-K relating to your “short-term loans from primary shareholders and third parties,” including but not limited to, the dollar amount of each loan from each lender, the date of each transaction, and the interest rate. Also tell us what consideration you have given to filing these loan agreements as exhibits to the 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Company response: The Company has made the requested disclosure to page 29 of the Form 10-K and page 28 of the Form 8-K. The loans were made pursuant to oral contracts.

Signatures, page 30

11. Please revise so that your Form 10-K is signed by at least a majority of the board of directors and that your chief executive officer signs in his individual capacity, rather than just on behalf of the registrant. See Instruction D.2 of the Form 10-K.

Company response: The Company has made the request changes. Please see page 30 of the Form 10-K.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo